UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of September, 2006

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

6 September, 2006

Coles Myer Board rejects highly conditional proposal

The Coles Myer Board today rejected the highly conditional proposal by a leveraged buyout consortium to acquire the company at an indicative price of $14.50 per share.

CML Chairman, Rick Allert, said the consortium's proposal substantially undervalued the company and its prospects and was not in the best interests of shareholders.

The proposal was also unacceptable because the extent of its conditionality meant that there was no certainty on any aspect of the proposal or indeed any obligation on the consortium to proceed.

The proposal:

  was expressly stated to be non-binding

  was subject to unspecified and potentially open-ended due diligence provided no certainty on the availability of debt finance, which was subject to satisfactory due diligence, unspecified conditions precedent and negotiation of binding loan terms provided no certainty on the availability of the leveraged buyout consortium's own equity finance, and provided no clarity on the terms and conditions of a proposed scheme of arrangement with the company

"With such a conditional proposal, the consortium is effectively seeking a free option over the company," Mr Allert said.

The Board had reached its decision after carefully reviewing the proposal received on August 18 and taking advice from its external advisers, Carnegie Wylie & Company, Deutsche Bank and Freehills.

"The indicative price proposed substantially undervalues a unique and exceptional group of businesses which have more than doubled profitability and earnings per share over the past five years, and which produce a return on investment of nearly 30%.

"The consortium's timing and indicative price are highly opportunistic. Since its approach to the company, the consortium has merged with a potential rival, clearly indicating it seeks to acquire Coles Myer in an environment of the least competition and for the lowest price.

"The Board has no intention of handing across billions of dollars of value that belongs to our shareholders to a third party."

Mr Allert said the company was well progressed with an extensive transformation program that would deliver higher profits and greater value for shareholders.

"The company's new strategic direction outlined on July 31 will also drive substantial shareholder value through further initiatives to increase sales, cut costs and grow earnings," he said.

At its full year profit announcement on September 21, the company would provide shareholders with clarity on the key drivers of growth emanating from the new strategic direction, as well as the financial outlook for 2007 and 2008.

Mr Allert reiterated that the consortium had stated several times that it would only proceed with its proposal if it had the support of the Coles Myer Board. Such support would also be required for the consortium to effect a transaction by way of a scheme of arrangement.

CML has been advised that the participants in the syndicate presently comprise Bain Capital, Blackstone, Carlyle, CVC, KKR, Macquarie Bank, Merrill Lynch, Texas Pacific/Newbridge and PEP.

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More information:

Media Scott Whiffin 03 9829 5548

Analysts John Di Tirro 03 9829 4521

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date September 7, 2006